File No.  70-

  As filed with the Securities and Exchange Commission on January 18, 2002


                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                       FORM U-1 APPLICATION-DECLARATION
                                    UNDER
                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
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Dominion Resources, Inc.                  Dominion Oklahoma Texas Exploration
120 Tredegar Street                         & Production, Inc.
Richmond, VA 23219                        Four Greenspoint Plaza
                                          16945 Northchase Drive, Suite 1750
                                          Houston, TX  77060


                  (Name of company filing this statement and
                    address of principal executive offices)
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                           Dominion Resources, Inc.

                   (Name of top registered holding company
                    Parent of each applicant or declarant)
      -----------------------------------------------------------------

                                James F. Stutts
                      Vice President and General Counsel
                           Dominion Resources, Inc.
                             120 Tredegar Street
                             Richmond, VA 23219

                    (Name and address of agent for service)
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                The Commission is also requested to send copies
             of any communication in connection with this matter to:

                           Norbert F. Chandler, Esq.
                               Managing Counsel
                       Dominion Resources Services, Inc.
                      Dominion Tower, 625 Liberty Avenue
                             Pittsburgh, PA 15222




                           APPLICATION-DECLARATION
                                    UNDER

                          SECTION 12(c) AND RULE 46

                                      OF

               THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                FOR APPROVAL OF

            PAYMENT OF DIVIDENDS OUT OF CAPITAL AND UNEARNED SURPLUS

Item 1.	Description of Proposed Transactions.

I.  Introduction and Background

     Dominion Resources, Inc. ("DRI") is a Virginia corporation and a registered holding company under the Public Utility Holding Company Act of 1935 ("Act"). DRI, through its subsidiaries, is engaged in the energy business, principally in retail electricity and natural gas sales, electric and gas distribution, wholesale natural gas and electric generation and electricity sales, interstate gas transportation, and natural gas exploration and production activities.

     One of the principal subsidiaries of DRI is Consolidated Natural Gas Company ("CNG") which is also a registered holding company under the Act solely by reason of ownership of voting securities of gas utility companies.(1) CNG, through its subsidiaries, is engaged in producing, transporting and acting as a retail marketer of natural gas serving customers in Pennsylvania, Ohio, West Virginia, New York and other cities focused in the Northeast and Mid-Atlantic regions of the United States.

     Other major subsidiaries of DRI are (i) Virginia Electric and Power Company, a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy in Virginia and northeastern North Carolina, and (ii) Dominion Energy, Inc. an independent power and natural gas company. DRI and all of its subsidiaries are referred to herein as the "DRI System."


______________

(1) The gas utility companies in the CNG system are The East Ohio Gas Company, The Peoples Natural Gas Company and Hope Gas, Inc.



II. Payment of Dividends Out of Capital and Unearned Surplus of Recently Acquired Subsidiary

     On November 1, 2001, CNG acquired Louis Dreyfus Natural Gas Corp. ("LD"), a company engaged in natural gas exploration and production in the United States.(2) The acquisition was effected pursuant to a merger agreement ("Agreement") among DRI, CNG and LD. Pursuant to the Agreement, each LD shareholder received $20 in cash and 0.3226 shares of DRI common stock for each share of LD common stock owned.(3) LD was merged (the "Merger") with Dominion Oklahoma Texas Exploration & Production, Inc. ("DOTEPI"), a newly formed wholly-owned subsidiary of DRI. DOTEPI was the surviving company as a result of the Merger. The common shares of DOTEPI were, as part of the acquisition transaction, immediately contributed by DRI to CNG. The acquisition was financed in part through the issuance of long-term debt and trust preferred securities by CNG, the proceeds of which were loaned to DOTEPI for payment of the cash portion of the consideration paid to the LD shareholders. The acquisition was accounted for by the purchase method of accounting. CNG has also guaranteed payment on two series of LD publicly owned notes which had an aggregate outstanding principal amount of $293.7 million at November 1, 2001.

     DOTEPI seeks authorization to pay dividends to CNG out of its capital and unearned surplus to compensate for the accounting treatment of the Merger which resulted, in effect, in the recharacterization of LD's retained earnings as paid-in-capital of DOTEPI in accordance with the application of the purchase method of accounting. The effect of this accounting convention left DOTEPI with no retained earnings, the traditional source of dividend payment. But DOTEPI, nevertheless, has a strong balance sheet showing a significant common stock equity level. In fact, DOTEPI before the acquisition had sufficient retained earnings to pay dividends to its shareholders in accordance with Rule 46, but such dividends are trapped at the DOTEPI level and cannot be paid to DOTEPI's new shareholder, CNG. Thus, DOTEPI now requests authorization to pay dividends out of its paid-in-capital account. The amount of such dividends would be limited to the amount of LD's retained earnings just prior to the Merger.(4)
______________

(2) The common stock of DOTEPI was acquired by CNG pursuant to Rule 58. LD was merged into a wholly-owned subsidiary of DRI, the common stock of which, as part of the transaction, was immediately contributed by DRI to CNG. Continuing Information on DOTEPI, a gas-related company under the rule, will be reported on CNG's quarterly filings on Form U-9C-3.

(3) The issuance of DRI common stock was authorized in Commission order dated May 24, 2001, HCAR No. 9555.

(4) The amount of LD's retained earnings as of October 31, 2001 was $302,701,000.


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     Section 12 of the Act, and Rule 46 thereunder, generally prohibit the payment of dividends out of "capital or unearned surplus" except pursuant to an order of the Commission. The legislative history explains that this provision was intended to "prevent the milking of companies in the interest of the controlling holding company groups." S. Rep. No. 621, 74th Cong., 1st Sess. 34 (1935). In determining whether to permit a registered holding company or a subsidiary thereof to pay dividends out of capital surplus, the Commission considers various factors, including: (i) the asset value of the company in relation to its capitalization, (ii) the company's prior earnings,
(iii) the company's current earnings in relation to the proposed dividend, and (iv) the company's projected cash position after payment of a dividend. See The National Grid Group plc, HCAR No. 35-27154 (March 15, 2000); Eastern Utilities Associates, HCAR No. 35-25330 (June 13, 1991); and cases cited therein. Further, the payment of the dividend must be "appropriate in the public interest." Id., citing Commonwealth & Southern Corporation, 13 S.E.C. 489, 492 (1943). DOTEPI requests authority for it to pay dividends out of paid-in-capital only up to the amount of LD's consolidated retained earnings just prior to the Merger.

     DOTEPI, as successor to LD, asserts that each of the standards of
Section 12(c) of the Act are satisfied.

     1. DOTEPI's shareholders' equity comprised approximately 72.96% of total capitalization as of October 31, 2001. DOTEPI has sufficient retained earnings to support its payment of dividends to CNG in accordance with Rule 46.

     2. DOTEPI had net income of $21 million and $98 million for the years ended December 31, 1999 and 2000, respectively.

     3. The projected cash position of DOTEPI will be adequate to meet its dividend obligations.

     4. A prohibition on dividend payment out of paid-in-capital would seriously harm the ability of CNG to service the acquisition debt incurred in connection with the Merger.

     5. DOTEPI is not a utility company, and its payment of dividends out of paid-in-capital within the limits requested would not adversely affect the financial health of any utility company in the DRI System.

     Based upon the above, DOTEPI's request to pay dividends from capital surplus does not contravene the intent of Section 12. DOTEPI's proposal is primarily motivated by an exceptional circumstance, i.e. the elimination of its outstanding retained earnings balance as a result of the Merger. DOTEPI's situation is not of the type that Section 12(c) is designed to address. The granting of the request should not be detrimental to the financial integrity or working capital of DOTEPI. The relief from dividend restriction requested for DOTEPI herein is similar to that granted to CNG by Commission order dated October 5, 2000, HCAR No. 27242.


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III.  Request to Pay Dividends Out of Capital and Unearned Surplus of
      Nonutility Subsidiaries Generally

     To the extent not exempt from the Act or not otherwise limited by prior authorizations, DRI requests authorization for any nonutility company in the DRI System to declare and pay dividends out of capital or unearned surplus (including revaluation reserve) to its immediate parent companies, subject to applicable corporate law and any applicable financing agreement that restricts distributions to shareholders. The use of distributable excess cash, otherwise "trapped" by the restriction on payment of dividends out of capital or unearned surplus in Section 12(c) of the Act, to pay dividends ultimately to DRI will benefit the DRI System by enabling the holding company to reduce or refinance borrowings and to fund operations of the system companies.

     Similar requests for nonutility companies to pay dividends out of capital or unearned surplus were authorized by the Commission in Entergy Corporation, et al., HCAR No. 27039 (June 22, 1999), Nisource, Inc., et al., HCAR No. 27265 (November 1, 2000), and Progress Energy, Inc., et al., HCAR No. 27297 (December 12, 2000).


IV.  Rule 53 Compliance

     DRI meets all of the conditions of Rule 53(a), except for Rule 53(a)(1), and none of the adverse conditions specified in Rule 53(b) exist. At September 30, 2001, DRI's aggregate investment, as defined in Rule 53(a)(1), in exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs")was approximately $3.412 billion. This amount exceeds the 50%
"safe harbor" limitation contained in the rule. DRI's consolidated retained earnings as of September 30, 2001 were $1.213 billion. However, DRI has, pursuant to Commission orders dated May 24, 2001 and December 28, 2001,
HCAR Nos. 27406 and 27485 respectively, authority to make investments in EWGs and FUCOs up to its consolidated retained earnings plus $4.5 billion.



Item 2.   Fees, Commissions and Expenses.

     The fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with seeking the authorizations herein requested are estimated to be $15,000. This amount includes payments to be made to counsel and Dominion Resources Services, Inc.


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Item 3.   Applicable Statutory Provisions.

     The Section 12(c) of the Act and Rule 46 under the Act are or may be directly or indirectly applicable to the proposed transactions for which authorization is sought in this Application-Declaration.



Item 4.   Regulatory Approvals.

     No state commission and no other Federal commission has jurisdiction over the proposed transactions.



Item 5.   Procedure.

     It is respectfully requested that the Commission issue and publish as soon as possible a notice with respect to the filing of this Application-Declaration.

     It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the proposed transaction. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.



Item 6.   Exhibits and Financial Statements

(a) Exhibits

    F-1    Legal opinion.
           (To be filed by amendment)

      H    Proposed form of Federal Register notice.


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(b) Financial Statements

     Financial statements of LD are incorporated by reference to LD's annual report for the year ended December 31, 2000 on Form 10-K and to LD's quarterly reports for the quarters ending March 31 and June 30, 2001 on Forms 10-Q
(File No. 1-12480). Financial statements of DOTEPI will be provided quarterly as part of CNG's Form U-9C-3 filings. DRI will furnish any additional financial information that the Commission shall request.


Item 7.   Information as to Environmental Effects.

     The authorizations requested herein do not involve a "major federal action" nor "significantly affect the quality of the human environment" as those terms are used in Section 10(2)(C) of the National Environmental Policy Act, 42 U.S.C. Section 4321, et seq. The only federal actions pertain to the Commission's approval of this Application-Declaration seeking authorization to engage in certain financing and managerial activities under the 1935 Act.
No federal agency is preparing an environmental impact statement with respect to this matter.



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                                  SIGNATURES

     Pursuant to the Public Utility Holding Company Act of 1935, the undersigned companies have caused this Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

                                       DOMINION RESOURCES, INC.
                                       DOMINION OKLAHOMA TEXAS
                                         EXPLORATION & PRODUCTION, INC.


                                       By:    James F. Stutts
                                              __________________

                                       Name:  James F. Stutts

                                       Title: Vice President and
                                              General Counsel of
                                              Dominion Resources, Inc.
                                              and attorney for Dominion
                                              Oklahoma Texas Exploration &
                                              Production, Inc.



January 18, 2002


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                                                              Exhibit H


                           UNITED STATES OF AMERICA
                                  before the
                      SECURITIES AND EXCHANGE COMMISSION

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
Release No.          /             , 2002


_________________________________________________
In the Matter of                                 :
                                                 :
DOMINION RESOURCES, INC.,                        :
120 Tredegar Street                              :
Richmond, Virginia 23219                         :
                                                 :
DOMINION OKLAHOMA TEXAS EXPLORATION              :
     &  PRODUCTION, INC.                         :
Four Greenspoint Plaza                           :
16945 Northchase Drive, Suite 1750               :
Houston, TX  77060                               :
                                                 :
(70-    )                                        :
_________________________________________________:



NOTICE OF PROPOSED PAYMENT OF DIVIDENDS OUT OF CAPITAL AND
UNEARNED SURPLUS

     Dominion Resources, Inc. ("DRI") is a registered holding company under the Public Utility Holding Company Act of 1935 ("1935 Act"). Consolidated Natural Gas Company ("CNG") is a wholly-owned subsidiary of DRI and a
registered gas holding company under the 1935 Act.   Dominion Oklahoma
Texas Exploration & Production, Inc. ("DOTEPI") is a wholly-owned subsidiary of CNG. DRI and DOTEPI have filed with the Commission an Application-Declaration pursuant to the 1935 Act, designating Section 12(c) and Rules 46 promulgated thereunder as applicable to the proposed transactions.

     On November 1, 2001, CNG acquired DOTEPI in a transaction involving the merger of Louis Dreyfus Natural Gas Corp. into DOTEPI. The merger resulted in a conversion of the retained earnings of Louis Dreyfus Natural Gas Corp. into paid-in-capital on the books of DOTEPI, the surviving company of the merger. DOTEPI seeks authorization to pay dividends to CNG out of its capital or unearned surplus up to the amount of the converted retained earnings.


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     Additionally, DRI seeks, to the extent not exempt from the 1935 Act or not otherwise limited by prior authorizations, authorization for any nonutility company in the DRI system to declare and pay dividends out of capital or unearned surplus to its immediate parent companies.

     The Application or Declaration and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit
their views in writing by January   , 2002 to the Secretary, Securities and
Exchange Commission, Washington, D.C. 20549, and serve a copy on DRI and LD at the address specified above. Proof of service (by affidavit or, in case of any attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the Application-Declaration, as filed or as it may be amended, may be permitted to become effective.

For the Commission, by the Office of Public Utility
Regulation, pursuant to delegated authority.


                         Jonathan G. Katz
                         Secretary


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